SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(AMENDMENT NO. 5)

RULE 13e-3 TRANSACTION STATEMENT PURSUANT TO SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

SONOMAWEST HOLDINGS, INC.
(Name of the Issuer)

STAPLETON ACQUISITION COMPANY
CRAIG R. STAPLETON
DOROTHY W. STAPLETON
WALKER R. STAPLETON
WENDY S. REYES, TRUSTEE OF SEPARATE PROPERTY TRUST
(Name of Person(s) Filing Statement)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

835637109
(CUSIP Number of Class of Securities)

Craig R. Stapleton
President
Stapleton Acquisition Company
135 East Putnam Avenue
Greenwich, CT 06830
(203) 622-1382

Copy to:

Ronald R. Levine, II, Esq.
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, Colorado 80202
(303) 892-7514

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.
d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee+
$6,522,590.70	$757.27
*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of SonomaWest Holdings, Inc. not owned by Stapleton Acquisition Company, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (collectively, the “Stapleton Group”), at a purchase price of $10.05 per Share, net to the seller in cash. On March 30, 2011, 1,251,367 Shares were outstanding, of which 602,353 are collectively owned by the Stapleton Group. Accordingly, this calculation assumes the purchase of 649,014 Shares.

+
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011 issued by the Securities and Exchange Commission, equals $116.10 per million dollars of transaction value.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $757.27
Form or Registration No.:  Schedule TO-T/Schedule 13E-3 (File No. 005-34214)
Filing Parties:  Stapleton Acquisition Company, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust
Date Filed:  April 1, 2011

This Amendment No. 5 amends and supplements the Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO on April 1, 2011, as amended and supplemented by Amendment No. 1 to the Rule 13E-3 Transaction Statement filed under cover of Schedule TO on April 15, 2011, Amendment No. 2 to the Rule 13E-3 Transaction Statement filed under cover of Schedule TO on May 2, 2011, Amendment No. 3 to the Rule 13E-3 Transaction Statement filed under cover of Schedule TO on May 9, 2011 and Amendment No. 4 to the Rule 13E-3 Transaction Statement filed under cover of Schedule TO on May 16, 2011 (as so amended, the “Schedule 13E-3” or “Transaction Statement”), by Stapleton Acquisition Company, a Delaware corporation (“SAC”), Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust, relating to the offer by SAC to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of SonomaWest Holdings, Inc., a Delaware corporation (“SonomaWest”), not owned by SAC, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (collectively, the “Stapleton Group”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 1, 2011, as amended (the “Offer to Purchase”), and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13E-3.

This Transaction Statement also relates to the Agreement and Plan of Merger, dated as of May 10, 2011, by and between SAC and SonomaWest (the “Merger Agreement”). The Merger Agreement provides that upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Section 251 of the General Corporation Law of the State of Delaware, SAC will merge with and into SonomaWest (the “Merger”), the separate corporate existence of SAC shall thereupon cease and SonomaWest shall continue as the surviving corporation in the Merger. Upon completion of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger, other than shares owned by SAC or SonomaWest, or by stockholders who have perfected appraisal rights, will be converted into the right to receive an amount in cash equal to $10.05, without interest (the “Merger Consideration”)

SonomaWest has filed a preliminary Schedule 14C Information Statement (as amended from time to time, the “Information Statement”) under Regulation 14C of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the action by written consent of the holder of approximately 86% of the Shares adopting the Merger Agreement. The Information Statement is incorporated by reference as Exhibit (a)(3) to the Schedule 13E-3 and a copy of the Merger Agreement is attached as Annex A to the Information Statement.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Information Statement, including all annexes thereto, is incorporated by reference herein, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. All information contained in this Transaction Statement concerning SonomaWest, SAC and each individual member of the Stapleton Group has been provided by such person and not by any other person.

Item 1.  Summary Term Sheet

Item 1001 of Regulation M-A

The information incorporated by reference into Item 1 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the caption “SUMMARY” and is incorporated herein by reference.

Item 2.  Subject Company Information

Item 1002 of Regulation M-A

The information incorporated by reference into Item 2 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions and is incorporated herein by reference:

(a) “THE MERGER—The Companies”.

(b) “MARKET PRICE OF THE COMPANY’S COMMON STOCK AND DIVIDEND INFORMATION”.

(c) “MARKET PRICE OF THE COMPANY’S COMMON STOCK AND DIVIDEND INFORMATION”.

(d) “MARKET PRICE OF THE COMPANY’S COMMON STOCK AND DIVIDEND INFORMATION”.

(e) No additional information.

(f) “THE MERGER—Background of the Merger”.

Item 3.  Identity and Background of Filing Person

Item 1003(a)-(c) of Regulation M-A

The information incorporated by reference into Item 3 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions and is incorporated herein by reference:

(a) “THE MERGER—The Companies”.

(b) “THE MERGER—The Companies”.

(c) No additional information.

Item 4.  Terms of the Transaction

Item 1004(a), (c)-(f) of Regulation M-A

The information incorporated by reference into Item 4 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions and is incorporated herein by reference:

(a) “INTRODUCTION”; “SUMMARY”; “THE MERGER AGREEMENT—Structure of the Merger”; “THE MERGER—Background of the Merger”; “THE MERGER—Recommendation of the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Board of Directors; “THE MERGER—April Special Committee Recommendation”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; “ANNEX B—OPINION OF DUFF & PHELPS, LLC”; and “THE MERGER—Material United States Federal Income Tax Consequences of the Merger”.

(c) “INTRODUCTION”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; “ANNEX B—OPINION OF DUFF & PHELPS, LLC”; “THE MERGER—Interests of Certain Persons in the Merger”; “THE MERGER—Plans for the Company”; “THE MERGER—Appraisal Rights” and “ANNEX C—SECTION 262 APPRAISAL RIGHTS”.

(d) “THE MERGER—Appraisal Rights” and “ANNEX C—SECTION 262 APPRAISAL RIGHTS”.

(e) No additional information.

(f) No additional information.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

Item 1005(a)-(c), (e) of Regulation M-A

The information incorporated by reference into Item 5 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions and is incorporated herein by reference:

(a) “THE MERGER—Background of the Merger”; and “THE MERGER— Interests of Certain Persons in the Merger”.

(b)-(c) “THE MERGER—Background of the Merger”; “THE MERGER—Recommendation of the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Board of Directors; “THE MERGER—April Special Committee Recommendation”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; and “ANNEX B—OPINION OF DUFF & PHELPS, LLC”.

(e) “THE MERGER— Background of the Merger”; “THE MERGER— Interests of Certain Persons in the Merger”; and “THE MERGER AGREEMENT”.

Item 6.  Purposes of the Transaction and Plans or Proposals

Item 1006(b), (c)(1)-(8) of Regulation M-A

The information incorporated by reference into Item 6 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions and is incorporated herein by reference:

(b) “SUMMARY”; “THE MERGER—Plans for the Company”; “THE MERGER AGREEMENT—Structure of the Merger”; and “THE MERGER AGREEMENT—Effect of the Merger on Capital Stock”.

(c)(1)-(8) “INTRODUCTION”; “SUMMARY”; “THE MERGER—Background of the Merger”; “THE MERGER—Certain Effects of the Merger”; “THE MERGER—Plans for the Company”; “THE MERGER— Interests of Certain Persons in the Merger”; “THE MERGER AGREEMENT—Structure of the Merger”; and “THE MERGER AGREEMENT—Effect of the Merger on Capital Stock”.

Item 7.  Purposes, Alternatives, Reasons and Effects

Item 1013 of Regulation M-A

The information incorporated by reference into Item 7 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions and is incorporated herein by reference:

(a) “INTRODUCTION”; “SUMMARY”; “THE MERGER—Background of the Merger”; “THE MERGER—Plans for the Company”; “THE MERGER—Recommendation of the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Board of Directors; “THE MERGER—April Special Committee Recommendation”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; and “ANNEX B—OPINION OF DUFF & PHELPS, LLC”.

(b) “THE MERGER—Background of the Merger”; “THE MERGER—Plans for the Company”; “THE MERGER—Recommendation of the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Board of Directors; “THE MERGER—April Special Committee Recommendation”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; and “ANNEX B—OPINION OF DUFF & PHELPS, LLC”.

(c) “THE MERGER—Background of the Merger”; and “THE MERGER—Plans for the Company”.

(d) “INTRODUCTION”; “SUMMARY”; “THE MERGER—Certain Effects of the Merger”; “THE MERGER—Appraisal Rights”; “ANNEX C—SECTION 262 APPRAISAL RIGHTS”; “THE MERGER—Background of the Merger”; “THE MERGER—Plans for the Company”; “THE MERGER—Recommendation of the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Board of Directors; “THE MERGER—April Special Committee Recommendation”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER AGREEMENT—Structure of the Merger”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; “ANNEX B—OPINION OF DUFF & PHELPS, LLC”; “THE MERGER AGREEMENT—Effect of the Merger on Capital Stock”; and “THE MERGER—Material United States Federal Income Tax Consequences of the Merger”.

Item 8.  Fairness of the Transaction

Item 1014 of Regulation M-A

The information incorporated by reference into Item 8 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions and is incorporated herein by reference:

(a) “THE MERGER—Background of the Merger”; “THE MERGER—Recommendation of the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Board of Directors; “THE MERGER—April Special Committee Recommendation”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; and “ANNEX B—OPINION OF DUFF & PHELPS, LLC”.

(b) “THE MERGER—Background of the Merger”; “THE MERGER—Recommendation of the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Board of Directors; “THE MERGER—April Special Committee Recommendation”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; and “ANNEX B—OPINION OF DUFF & PHELPS, LLC”.

(c) “INTRODUCTION”; “SUMMARY; “THE MERGER—Background of the Merger”; “THE MERGER—Recommendation of the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Board of Directors; “THE MERGER—April Special Committee Recommendation”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; “ANNEX B—OPINION OF DUFF & PHELPS, LLC”; and “THE MERGER AGREEMENT—Conditions to the Merger”.

(d) “THE MERGER—Reasons for the Recommendation by the Special Committee”.

(e) “THE MERGER—Background of the Merger”; “THE MERGER—Recommendation of the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Board of Directors; “THE MERGER—April Special Committee Recommendation”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; and “ANNEX B—OPINION OF DUFF & PHELPS, LLC”.

(f) No additional information.

Item 9.  Reports, Opinions, Appraisals and Negotiations

Item 1015 of Regulation M-A

The information incorporated by reference into Item 9 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions and is incorporated herein by reference:

(a)-(c) “THE MERGER—Background of the Merger”; “THE MERGER—Recommendation of the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Board of Directors; “THE MERGER—April Special Committee Recommendation”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; “and “ANNEX B—OPINION OF DUFF & PHELPS, LLC”.

The opinion of Duff & Phelps and its written presentation to the Special Committee are available for inspection and copying at SonomaWest’s principal executive offices during normal business hours by any interested stockholder or representative that has been designated in writing by an interested stockholder. In addition, upon written request by any interested stockholder or representative that has been designated in writing by an interested stockholder, SonomaWest will, at such stockholder’s expense, send such requesting party a copy of Duff & Phelps’ opinion and its written presentation to the Special Committee.

Item 10.  Source and Amount of Funds or Other Consideration

Item 1007 of Regulation M-A

The information incorporated by reference into Item 10 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions and is incorporated herein by reference:

(a)-(b) “INTRODUCTION”; “SUMMARY”; “THE MERGER—Background of the Merger”; “THE MERGER—Source and Amount of Funds”; and “THE MERGER AGREEMENT—Conditions to the Merger”.

(c) “THE MERGER—Fees and Expenses”.

(d) “THE MERGER—Source and Amount of Funds”.

Item 11.  Interest in Securities of the Subject Company

Item 1008 of Regulation M-A

The information incorporated by reference into Item 11 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions and is incorporated herein by reference:

(a) “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”.

(b) “THE MERGER—Background of the Merger”.

Item 12.  The Solicitation or Recommendation

Item 1012(d) and (e) of Regulation M-A

The information incorporated by reference into Item 12 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions and is incorporated herein by reference:

(d) “THE MERGER— Interests of Certain Persons in the Merger” and “SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT”.

(e) “THE MERGER—Background of the Merger”; “THE MERGER—Recommendation of the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Board of Directors; “THE MERGER—April Special Committee Recommendation”; “THE MERGER—Reasons for the Recommendation by the Special Committee”.

Item 13.  Financial Statements

Item 1010(a) and (b) of Regulation M-A

The information incorporated by reference into Item 13 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions and is incorporated herein by reference:

(a) “THE MERGER—The Companies”.

(b) No additional information.

Item 14.  Persons/Assets Retained, Employed, Compensated or Used

Item 1009 of Regulation M-A

No additional information.

Item 15.  Additional Information

Item 1011(b) of Regulation M-A

No additional information.

Item 16.  Exhibits

Item 1016(a)-(d), (f) and (g) of Regulation M-A

Item 16 of the Transaction Statement is amended and supplemented by adding the following as new exhibits:

Exhibit No.	Description
(a)(3)
Preliminary Information Statement of SonomaWest Holdings, Inc. on Schedule 14C, dated May 20, 2011 (incorporated by reference to the Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission by SonomaWest Holdings, Inc. on May 20, 2011)

(c)
Opinion of Duff & Phelps, LLC (incorporated by reference to Annex B of the Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission by SonomaWest Holdings, Inc. on May 20, 2011)

SIGNATURE

After due inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	May 20, 2011	STAPLETON ACQUISITION COMPANY

		By:	/s/ Craig R. Stapleton
		Name:	Craig R. Stapleton
		Title:	President

Date:	May 20, 2011	CRAIG R. STAPLETON

/s/ Craig R. Stapleton
		By:	Craig R. Stapleton

Date:	May 20, 2011	DOROTHY W. STAPLETON

/s/ Craig R. Stapleton
		By:	Craig R. Stapleton, Attorney-in-Fact

Date:	May 20, 2011	WALKER R. STAPLETON

/s/ Craig R. Stapleton
		By:	Craig R. Stapleton, Attorney-in-Fact

Date:	May 20, 2011	WENDY S. REYES, TRUSTEE OF SEPARATE PROPERTY TRUST

/s/ Craig R. Stapleton
		By:	Craig R. Stapleton, Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated April 1, 2011

(a)(1)(ii)*	Letter of Transmittal (including general instructions for certification of taxpayer identification number on Form W-9)

(a)(1)(iii)*	Notice of Guaranteed Delivery

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)*	Form of Summary Advertisement published in Investor’s Business Daily

(a)(1)(vii)*	Press Release, dated April 1, 2011, issued by SAC

(a)(1)(viii)**	Press Release, dated May 2, 2011, issued by SAC

(a)(1)(ix)***	Press Release, dated May 9, 2011, issued by SAC

(a)(3)
Preliminary Information Statement of SonomaWest Holdings, Inc. on Schedule 14C, dated May 20, 2011 (incorporated by reference to the Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission by SonomaWest Holdings, Inc. on May 20, 2011)

(b)	None

(c)
Opinion of Duff & Phelps, LLC (incorporated by reference to Annex B of the Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission by SonomaWest Holdings, Inc. on May 20, 2011)

(d)(1)
Form of Contribution and Subscription Agreement, dated February 18, 2011, by and between Stapleton Acquisition Company and each of Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (incorporated by reference to Exhibit 18 to the Schedule 13D/A filed by SAC with the Securities and Exchange Commission on February 18, 2011)

(d)(2)
Acquisition Support Agreement, dated February 18, 2011, by and among Stapleton Acquisition Company, Leeward Capital, L.P. and Leeward Investments, LLC (incorporated by reference to Exhibit 19 to the Schedule 13D/A filed by SAC with the Securities and Exchange Commission on February 18, 2011)

(d)(3)*	Power of Attorney regarding Schedule TO, dated as of March 23, 2011, granted by the individual members of the Stapleton Group, other than Craig R. Stapleton, in favor of Craig R. Stapleton.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule A to the Offer to Purchase and incorporated by reference herein)

(g)	None

(h)	None

*	Previously filed with Schedule TO.

**	Previously filed with Amendment No. 2 to Schedule TO.

***	Previously filed with Amendment No. 3 to Schedule TO.